 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Results of Annual General Meeting of Shareholders

REE Automotive Ltd. (the “Company”) announced today the results of its Annual General Meeting of Shareholders (the “Meeting”) held on January 22, 2026, at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

At the Meeting, the Company’s shareholders voted upon all the proposals on the Meeting’s agenda. Each of the proposals was described in more detail in the Company’s Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (“SEC”) on December 15, 2025, as supplemented by the Company’s amendment to its Proxy Statement, which was included in a Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on January 7, 2026.

Each of the agenda items were voted upon and approved by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s Amended and Restated Articles of Association.

Departure of the Company’s Chief Operating Officer

The Company today announced that after almost four years with the Company, Mr. Joshua Tech, Chief Operating Officer, will be leaving the Company. Mr. Tech will continue in his role as the Company’s Chief Operating Officer until his departure in February 2026. Mr. Tech’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

The board of directors of the Company and the Company are grateful to Mr. Tech for his guidance and contributions in connection with multiple strategic initiatives that advanced the Company’s strategic objectives over his tenure.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: January 29, 2026	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

2